As filed with the Securities and Exchange Commission on August 17, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PUDA COAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or other jurisdiction of incorporation)	65-1129912 (I.R.S. Employer Identification No.)

426 Xuefu Street, Taiyuan
Shanxi Province, The People’s Republic of China  030006
011 86 351 228 1302
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Qiong Wu
Chief Financial Officer, Puda Coal, Inc.
426 Xuefu Street, Taiyuan
Shanxi Province, The People’s Republic of China  030006
011 86 351 228 1302
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis, Esq.
Goodwin Procter LLP
The New York Times Building, 620 Eighth Avenue
New York, NY 10018
212-813-8804

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)(2)	Proposed maximum aggregate offering price(1)(2)(3)	Amount of registration fee

Common Stock, par value $0.001 per share	—	—	—	—

Preferred Stock, par value $0.01 per share	—	—	—	—

Warrants	—	—	—	—

Units	—	—	—	—

Total	$90,000,000		$90,000,000	$6,417

(1)
An indeterminate number of or aggregate principal amount of the securities is being registered as may at various times be issued at indeterminate prices, with an aggregate public offering price not to exceed $90,000,000 or the equivalent thereof in one or more currencies.  Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.  The proposed maximum initial offering price per security will be determined, from time to time, by the registrant in connection with the issuance by the registrant of the securities registered hereunder.  The securities registered also include such indeterminate number of shares of common stock and preferred stock as may be issued upon conversion of or exchange for preferred stock that provide for conversion or exchange, upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities.  In addition, pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)	Includes consideration to be received by us for registered securities that are issuable upon exercise, conversion or exchange of other registered securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective.  This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED August 17, 2010

PROSPECTUS

$90,000,000

PUDA COAL, INC.

Common Stock
Preferred Stock
Warrants
Units

This prospectus relates to common stock, preferred stock, warrants for equity securities and units which we may sell from time to time in one or more offerings.  We will provide specific terms of these sales in supplements to this prospectus.  You should read this prospectus and each supplement carefully before you invest.  The aggregate public offering price of the securities offered by this prospectus will not exceed $90,000,000.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

See “Risk Factors” beginning on page 3 for a discussion of material risks that you should consider before you invest in our securities being sold under this prospectus.

Our common stock is traded on the NYSE Amex under the trading symbol “PUDA.”  On August 12, 2010, the last reported sale price of our common stock on the NYSE Amex was $9.3 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this prospectus or any accompanying prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ________ __, ____

You should rely only on the information we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus.  Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus.  You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process.  Under this shelf process, we may sell common stock, preferred stock, warrants for equity securities from time to time and units comprised of common stock, preferred stock, warrants and other securities in any combination, in one or more offerings, either separately or in units, at indeterminate prices, up to an aggregate maximum offering price for all such securities of $90,000,000.  This prospectus provides you with a general description of the securities we may offer.  Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  We may also authorize one or more free writing prospectus to be provided to you that may contain material information relating to these offerings and securities.  This prospectus, together with applicable prospectus supplements, any information incorporated by reference and any related free writing prospectus, includes all material information relating to these offerings and securities.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

THE COMPANY

Puda Coal, Inc. (“Puda” or the “Company”) is a supplier of high-grade metallurgical coking coal to the industrial sector in the People’s Republic of China.  Its processed coking coal is primarily purchased by coke and steel producers for the purpose of making the coke required for the steel manufacturing process.  Its operations are conducted exclusively by an entity in China, Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”), which it controls through 90% indirect equity ownership.

Puda cleans raw coking coal sourced from third party coal mines primarily located in Liulin County, Shanxi Province, and markets the cleaned, high quality coking coal to coke and steel makers in its geographic market.  Its current primary geographic markets include Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, China.

The Company focuses on value-added coal washing processes and specializes in providing high quality, cleaned coking coal, which is the quality level required to produce steel.  The demand for the form of high quality coking coal which the Company produces is primarily driven by China’s industrial expansion and advancement, which depends on the availability of large amounts of steel for building infrastructure. The Company currently purchases raw coal from a diversified pool of local coal mines in Shanxi Province.

The central area of Shanxi Province, where Puda’s three coal washing plants are located, is known for its high quality coking coal reserves.  The Company is strategically located in proximity to some of the highest quality coking coal reserves suitable for steel making.  Puda’s three coal washing plants are located in Liulin County, Zhongyang County and Lingshi County, all of which are within approximately 150 miles of the Company’s executive offices in Taiyuan City.  Puda’s accumulated coal washing capacity is about 3.5 million MT per year.  As a large-volume supplier, the Company expects to continue to enjoy certain advantages as it believes that its primary customers will continue to focus on suppliers that can deliver large volume, consistently high-quality coking coal.  The Company also expects to be well positioned to serve the demand for steel production in China - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities.  These customers are mostly located in Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, all of which are accessible by railroad which is the most cost effective method for coal transport.

Puda has three coal washing plants:  Shanxi Liulin Jucai Plant, located in Liulin County, about 2 miles away from Jucai Coal, has an annual cleaning capacity of 1.1 million MT; Shanxi Zhongyang Ruixu Plant, located in Zhongyang County, has an annual clean coal washing capacity of 1.2 million MT; Lingshi Dongqiang Plant, located in Lingshi County, has an annual coal washing capacity of 1.2 million MT.  In year 2009, the Company produced about 1.9 million MT cleaned coal, which is 54% of the 3.5 million MT annual production capacity.

To diversify its source of revenue and increase its gross margin, in 2009, the Company entered into coal mining business, which can be operated separately from, or synergistically with, its coal washing business.  The Company plans to take advantage of the policy initiatives of the Chinese government and has begun working on finding suitable coal mines to acquire.

On May 14, 2009, the Company entered into an agreement to purchase 18% ownership in Shanxi Jianhe Coal Industry Limited Company for an aggregate purchase price of RMB 100 million (approximately $14.6 million).  The closing occurred in December 2009 when the share transfer and governmental registration of the share transfer was completed. According to the agreement, Shanxi Coal will be paid dividends semiannually based on its 18% ownership in Jianhe Coal and aggregate dividend to be declared will be no less than 80% of the net profits of Jianhe Coal. In addition, Shanxi Coal has first priority in the right to purchase other shares of Jianhe Coal within the 24-month period following execution of the agreement.

In September 2009, the Shanxi provincial government appointed Shanxi Coal as the acquirer and consolidator for eight coal mines in Yucheng City, Pinglu County. Shanxi Coal will acquire and consolidate the eight coal mines into five, increasing their total annual capacity from approximately 1.6 million to 3.6 million metric tons.  In March 2010, Shanxi Coal received another approval by the Shanxi Provincial government to acquire and consolidate four additional coking coal mines into one coal mine in HuoZhou County, increasing their total capacity from 720,000 metric tons to 900,000 metric tons.

In connection with the above coal mine acquisition and consolidation plan, on December 11, 2009, Shanxi Coal entered into a Mining Right and Mining Assets Transfer Agreement with Pinglu County Da Wa Coal Industry Co., Ltd., or Da Wa Coal, pursuant to which Shanxi Coal will purchase from Da Wa Coal all its tangible assets and coal mining rights with respect to a coal mine located in Pinglu County, Yuncheng City, Shanxi Province of China. As consideration, Shanxi Coal will pay Da Wa Coal an aggregate purchase price of RMB 190 million (approximately $27.8 million) in cash, of which RMB 46.6 million ($6.8 million) is for the tangible assets and RMB 143.4 million ($21.0 million) is for the mining rights and compensation to Da Wa Coal. On December 11, 2009, Shanxi Coal also entered into a Mining Rights and Mining Assets Transfer Agreement with Pinglu County Guanyao Coal Industry Co., Ltd., or Guanyao Coal, pursuant to which, Shanxi Coal will purchase from Guanyao Coal all its tangible assets and coal mining rights with respect to a coal mine located in Pinglu County, Yuncheng City and Yuanqu County, Shanxi Province of China. As consideration, Shanxi Coal will pay Guanyao Coal an aggregate purchase price of RMB 94.80 million (approximately $13.9 million) in cash, of which RMB 37.6 million ($5.5 million) is for the tangible assets and RMB 57.2 million ($8.4 million) is for the mining rights and compensation of Guanyao Coal. Pursuant to the payment term of the above two agreements, on December 14, 2009, Shanxi Coal paid 15% of the purchase price under each agreement as down payment, on June 25, 2010, Shanxi Coal paid another 65% of the purchase prices under each agreement with an aggregate amount of RMB185.12 million ($27.2 million) after the registration and ownership certificates of the mining rights and the land and property deeds were transferred to Shanxi Coal.  The remaining purchase price of $8.4 million will be paid upon the one-year anniversary of the completion of the transfers.

In March 2010, we received an approval by the Shanxi provincial government to acquire and consolidate four additional coking coal mines in Huozhou County, Shanxi Province, including Jianhe Coal. Shanxi Coal has the government’s permission to acquire and consolidate the four coal mines into one, which could increase the total annual capacity of target coal mines from the current accumulated 720,000 metric tons to 900,000 metric tons per year.

As part of the Shanxi provincial government’s policies to consolidate and redevelop the coal mining industry, new guidelines were enacted by the government in February 2010 to require the registered capital of coal mine consolidators to be at least RMB200 million (US$29.3 million). The new requirement was adopted to ensure that coal mine consolidators have sufficient financial strength to consolidate coal mines efficiently and timely.  The registered capital of Shanxi Coal at that time was RMB22.5 million (about US$3.3 million).  As Shanxi Coal had been previously approved as an acquirer and consolidator of certain coal mine projects, Shanxi Coal needed to increase its registered capital to RMB500 million (US$73.2 million), 90% of which would be funded by Shanxi Coal’s 90% shareholder, Shanxi Putai Resources Limited Co. (“Putai”) and 10% of which would be funded by Shanxi Coal’s 10% shareholders, Mr. Ming Zhao, and his brother, Mr. Yao Zhao. In addition to RMB190 million cash on hand, Putai needed RMB240 million to satisfy the capital injection.  On May 7, 2010, Putai entered into a Loan Agreement with Mr. Ming Zhao, a significant shareholder and Chairman of the board of director of the Company.  Pursuant to the agreement, Mr. Zhao provided Putai with an unsecured loan in an aggregate principal amount of RMB240 million.  The loan has a maturity date of November 6, 2011 and bears an interest at a rate of 6% per annum, which is payable on a quarterly basis, subject to certain adjustments.  Putai used the proceeds from the loan to pay for its share of the required registered capital increase of its 90% subsidiary, Shanxi Coal.

On August 1, 2010, Shanxi Coal entered into an Investment Cooperation Agreement with Ming Zhao, Chairman of our Board and our principal stockholder, and Jianping Gao, an individual unrelated to the Company. Pursuant to the agreement, the parties will purchase, consolidate and re-develop six coal mines in Pinglu County, Stanxi Province. Shanxi Coal, Mr. Zhao and Mr. Gao will each contribute 40%, 30% and 30%, respectively, of the total investment needed for the project.  Shanxi Coal will be the project manager; in addition, each of Mr. Zhao and Mr. Gao have agreed to transfer 5.5% of his respective voting rights in the project companies, which will hold the coal mines after they are acquired, to Shanxi Coal to enable Shanxi Coal to exercise full operating and management control of the project companies. The parties will share the profits and bear the risks and losses in connection with the project, based upon the percentages of their equity ownership and limited by the amount of investment contributed by each party.  The parties further agree that, once the coal mines to be acquired and consolidated under the project are operational, to the extent permitted by the Chinese law, at least 80% of the audited annual net profits of the project companies established after the coal mine acquisition will be distributed to the parties at a ratio that is proportionate to their respective investment.  Shanxi Coal is entitled to purchasing the equity interest of Mr. Zhao and/or Mr. Gao in the project companies at Shanxi Coal’s sole discretion at a price determined by an independent professional appraiser.   A committee of the Board of Directors of the Company comprised solely of independent directors negotiated terms of the agreement on behalf of the Company and approved the agreement.

We were incorporated on August 9, 2001 under the laws of Florida, and were subsequently reincorporated on July 30, 2009 under the laws of Delaware.  Our principal executive office is located at 426 Xuefu Street, Taiyuan City, Shanxi Province, China. Our telephone number is +86 (351) 2281302 and our facsimile number is +86 (351) 7034404.  As used in this prospectus, the words “we,” “us,” “our”, “Puda” and the “Company” refer to Puda Coal, Inc., a Delaware corporation, and its subsidiaries.

RECENT DEVELOPMENTS

No material recent development has occurred since the filing of our last Annual Report on Form 10-K for the year ended December 31, 2009 that has not been described in a report on Form 10-Q or Form 8-K.

FORWARD-LOOKING STATEMENTS

The statements contained in this registration statement on Form S-3 that are not purely historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”), including without limitation statements about the expectations, beliefs, intentions or strategies regarding the future of Puda. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These include, among others, statements regarding our future expectations, performance, plans and prospects as well as assumptions about future events. All forward-looking statements included in this registration statement are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. The forward-looking statements contained herein involve risks and uncertainties discussed under the heading “Risk Factors” beginning on page 3. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of such factors, including those set forth in this registration statement.

RISK FACTORS

The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in Puda and to the particular types of securities that we are offering under that prospectus supplement.  Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

Risks Relating to Our Business

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

Our company has an offshore holding structure commonly used by foreign investors with operations in China. We are a corporation which owns BVI, and BVI owns Putai. Our operations are conducted exclusively through Shanxi Coal, in which we own 90% of the equity interest. The operations of Shanxi Coal are our sole source of revenues. We have no operations independent of those of Putai and its subsidiaries. As a result, we are dependent upon the performance of Putai and its subsidiaries and will be subject to the financial, business and other factors affecting such subsidiaries as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiaries, we are dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are held by our operating subsidiaries, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets and those of our subsidiaries’ will be available to satisfy the claims of our shareholders only after all of Putai and its subsidiaries’ liabilities and obligations have been paid in full.

If we do not successfully execute our strategy of growth through coal mine acquisitions, our future performance, particularly our profit margins, could be adversely affected.

We have adopted a business strategy to enter into coal mining business, including acquisitions of coal mines.  If we are unable to obtain or manage these external growth opportunities successfully, we will not be able to grow our business in the way that we currently expect.  The availability of high quality coal mines is limited and we are not certain that we will be able to identify suitable candidates or complete transactions on terms that are acceptable to us.  In order to pursue such opportunities, we may require significant additional financing, which may not be available to us on favorable terms, if at all. If we are unsuccessful in our external growth strategy, we may not be able to grow our business significantly and we may incur asset impairment charges as a result of acquisitions that are not successful.

Because we are entering into a new business line, coal mining, through acquisitions of various coal mine assets, we are subject to the risks faced by a new business and risks relating to coal mine operations.

Under our new business strategy as discussed above, we are entering into the coal mining business through acquisitions of various coal mine assets, which is a new business to us.  The operation of the coal mines will be subject to significant additional risks which are not necessarily related to our coal washing business. In addition to the normal risks associated with our business, there are additional risks that relate to the new coal mining business. These risks include, but are not limited to:

•
We lack experience in operating coal mines. Although individuals on our board and our management team have extensive experience in operating coal mines and we plan to hire additional outside management company and personnel to operate the coal mines, as a company, we have never operated coal mines, and we cannot assure you that we will be successful in operating coal mines.

•
We require significant additional funds to enable us to develop and expand the coal mine business. The construction of coal mines and related facilities is very capital intensive, and we will require significant additional funds for this purpose. We cannot assure you that we will be able to obtain any financing which we may require, or obtain financing on terms that are favorable or acceptable to us.

•
Our coal mining business faces many uncertainties, which may change by the time the construction of our coal mines and related facilities is completed. The uncertainties our coal mine operations face include a change in the coal price and price policy and limitation that is imposed or may be imposed by the Chinese government from time to time, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the construction of our coal mines and related facilities, which depend on third parties to complete, as a result of breach of contract by the construction contractors, protests or other obstructive or delaying activities by displaced persons and others who may oppose such constructions.

•
The coal mining business is highly regulated. The exploration, transportation and distribution of coal is subject to PRC regulations, including the price at which we sell coal. The price control limits our potential profit from the sale of coal. Other regulations may result in increased costs in order to comply with these regulations.

•
Because of the nature of coal mine business, we could be exposed to liability from mining accidents or other safety issues. Any explosions or other safety accidents from our coal mines, once they become operational, could cause severe property damage, personal injury as well as loss of life, which may not be covered by insurance. Any such loss could result in a material adverse impact on our business and operating results or even cause termination of coal mine operations and could subject us to regulatory actions.

•
We entered into an Investment Cooperation Agreement to acquire and co-develop certain coal mines, the success of which cooperation relationship is uncertain. Because of the large capital investment required to acquire and co-develop coal mines, we entered into an Investment Cooperation Agreement with Mr. Ming Zhao on August 1, 2010, our principal stockholder and Chairman of our Board, and Mr. Jianping Gao.  Under the agreement, Shanxi Coal, Mr. Zhao and Mr. Gao each will contribute 40%, 30% and 30% of the total investment needed for the six coal mines under the Pinglu project, and will share economic benefits and bear losses that are proportionate to their respective equity contribution.  This is the first time we have entered into such an investment cooperation agreement.  If the cooperation is not successful, our coal mining business will be materially impacted.  Moreover, if we, as the project manager, act in a way that is considered grossly negligent or in material violation of the agreement, we could be subject to liabilities. Finally, under the agreement, to the extent permitted by the Chinese law, at least 80% of the audited annual net profits of the project companies established after the coal mine acquisition will be distributed to the parties at a ratio that is proportionate to their respective investment.  Therefore, the project companies may not have sufficient cash generated from operations for reinvestment or capacity expansion in the future and may need outside financing for its future growth.

In light of these risks and uncertainties, we may not be able to set up the newly acquired coal mines for operation on time, integrate them successfully or take full advantage of them. There can be no assurance that we will recover our investment in this new business, that we will realize a profit from this new business or that diverting our management’s attention to this new business will not have a material adverse effect on our existing coal mining businesses, any of which results may have a material adverse effect on our results of operations, financial condition and prospects.

Our future operating results have been and may continue to be affected by fluctuations in raw material prices. We may not be able to pass on cost increases to customers.

Our operating profits have been and may continue to be negatively affected by fluctuations in the price of raw coking coal. We are subject to short-term coal price volatility and have purchased and may continue to have to purchase raw coking coal at higher prices. In the past, we were unable to pass the cost increase of raw coal on to customers and may not be able to do so in the future either. This has adversely affected and may continue to adversely affect our gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the cleaned coking coal upward or downward at specified times. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our mining suppliers, general inflation or deflation, or changes in the cost of producing raw or cleaned coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on a price with our customer under these provisions, many agreements permit customers to terminate the contract or refuse to buy all of the quantities contracted for. Market prices for raw coking coal fluctuate in most regions in China. From the beginning of 2008 the price of raw coking coal rose significantly and the price arrived to historically highest level in October 2008, and then decreased afterwards. In 2009, the raw coal prices remained at a relatively higher level due to shortage in supply because many coal mines were temporarily shut down by the Shanxi provincial government during the processing of coal mine consolidation. We were not able to fully pass these cost increases on to our customers and may not be able to do so with any future increases in the cost of raw materials. Top quality raw coking coal is critical to our maintaining operating efficiencies and delivering cleaned coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

The demand for our product is cyclical and is affected by industrial economic conditions. Downturns in the economy may reduce demand for our product and our revenues could decline.

Because we do not export our product out of China, our business and operating results related to our cleaned coking coal business are primarily dependent upon China’s domestic demand for cleaned coking coal, and our business and operating results related to our newly acquired coal mine business will be primarily dependent upon China’s domestic demand for raw coal to be produced from our coal mines once those mines are up for operation. However, because the domestic demand for coal in China is impacted by the international demand for coal, we are also susceptible to fluctuations in the international markets. The domestic and international coal markets are cyclical and exhibit fluctuation in supply and demand from year to year and are subject to numerous factors beyond our control, including, but not limited to, the economic conditions in China, the global economic conditions and fluctuations in industries with high demand for coal, such as the steel and power industries. A significant decline in demand or excess supply for coal may have a material adverse effect on our business and results of operations.

In addition, nearly all of our sales are concentrated in the central and northern area of China. Accordingly, we are susceptible to fluctuations in business caused by adverse economic conditions in those regions. Difficult economic conditions in other geographic areas into which we may expand may also adversely affect our business, operations and finances.

If any of Shanxi Coal’s coal sales agreements relating to our coal clean and coal washing business terminates or expires, our revenues and operating profits could suffer.

A substantial portion of our cleaned coking coal sales are made under cleaned coking coal sales agreements, which are important to the stability and profitability of our coal washing operations. It is common business practice in China that cleaned coking coal purchase and sale agreements are signed for one year terms, with annual renewals. This practice makes it difficult for us to forecast long-term purchase and sale quantities and can negatively affect our ability to manage inventory. These agreements may expire or be terminated. Cleaned coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Moreover, even if sales agreements are in force, buyers are generally not obligated to take the quantities specified in the contracts.

Increases in transportation costs could make our operations less competitive and result in the loss of customers.

Coal producers and processors depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While our cleaned coking coal customers typically arrange and pay for transportation of cleaned coking coal from our facilities to the point of use, any disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for our cleaned coking coal becomes unavailable or uneconomic for our customers, our ability to sell cleaned coking coal could suffer. Transportation costs can represent a significant portion of the total cost of cleaned coal. Since our customers typically pay that cost, it is a critical factor in a distant customer’s purchasing decision. If transportation costs from our facilities to the customer’s are not competitive, the customer may elect to purchase from another company. Moreover, certain cleaned coking coal sales agreements permit the customer to terminate the contract if the cost of transportation increases by specified amounts in any given 12-month period.

We may not be able to meet quality specifications required by our customers and as a result could incur economic penalties or cancelled agreements which would reduce our sales and profitability.

Most of our cleaned coking coal sales agreements contain provisions requiring us to deliver coking coal meeting quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, grindability and ash fusion temperature. If we are not able to meet these specifications, because, for example, we are not able to source coal of the proper quality, we may incur economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts.

Our cleaned coking coal business is highly competitive and increased competition could reduce our sales, earnings and profitability.

The coal crushing, washing and processing business is highly competitive in China and we face substantial competition in connection with the marketing and sale of our products. Most of our competitors are well established, have greater financial, marketing, personnel and other resources, have been in business for longer periods of time than we have, and have products that have gained wide customer acceptance in the marketplace. The greater financial resources of our competitors will permit them to implement extensive marketing and promotional programs. We could fail to expand our market share, and could fail to maintain our current share.

Increased competition could also result in overcapacity in the Chinese coal industry in general. The coal industry in China has experienced overcapacity in the past. During the mid-1970s and early 1980s, a growing coal market and increased demand for coal in China attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower processed coal prices. Similarly, an increase in future processed coal prices could encourage the development of expanded capacity by new or existing coal processors. Any overcapacity could reduce processed coal prices in the future and our profitability would be impaired.

We depend on key persons and the loss of any key person could adversely affect our operations.

We and our operating company, Shanxi Coal are highly dependent on the marketing ability and credit of Ming Zhao, our Chairman, and the loss of his service and support would have a material and adverse impact on our operations. We are also dependent upon our relationship with Ming Zhao and his brother, Yao Zhao’s other controlled businesses. None of our companies have applied for key-man life insurance on the lives of our executives. If we were to lose the services of Ming Zhao, our ability to operate succefully would be impaired.

Significant assets are subject to a lien held by a company controlled by the Zhaos and their family. If we default on the payment of the obligations secured by the lien we could lose title to assets which are necessary for the operation of our business.

We financed the acquisition of the Shanxi Liulin Jucai Plant and the Zhongyang Plant through Resources Group, an entity owned 80% by Ming Zhao, 10% by Yao Zhao, 5% by Xue Ning, Ming Zhao’s wife, and 5% by Xue Yue, a second-generation cousin of Xue Ning, for an aggregate cost of $13 million paid through a 6% secured Facilities Loan amortized over 10 years. The note is secured by the assets purchased. If we default on the loan, the security could be enforced and title to the assets could be lost, having a significant negative impact on our ability to produce our products.

Since the Zhaos are equity owners of Resources Group they may have a conflict of interest with the Company. If the lien is enforced after a default, the secured assets would be transferred to an entity which is owned by them. Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us. As the equity owners of 10% of the registered capital of Shanxi Coal, they might personally profit if Shanxi Coal’s benefits of operation are not directed to us. In addition, the loan used to finance our facility expansions are held by Resources Group, a company which is owned by the Zhaos and their family. It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default. With their combined ownership of us, they can largely control the actions which we take. Ming Zhao is our Chairman of the board of directors. In addition, the Zhao brothers also control the mine, Jucai, of which is one of our suppliers. By limiting or eliminating our supply, they could adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group. See also the risk below, “Our principal stockholders have significant control over the company and may have conflicts of interest with the company.”

We do not have any registered patents or other intellectual property and we may not be able to maintain the confidentiality of our processes.

We have no patents covering our cleaning processes and we rely on the confidentiality of our cleaning processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage which might arise through our proprietary processes.

The current credit and financial market conditions have a negative impact on global business environment and may exacerbate certain risks affecting our business.

The financial markets have been experiencing instability following the recession in late 2008 and 2009 around the world. Many of our customers and suppliers may encounter much uncertainty and risks due to the weakened business environment and credit availability.  As a result, these customers and suppliers may be unable to satisfy their contract obligations, may delay payment, or may not repay our credit advance to them, which could negatively affect our business and financial performance.

Terrorist attacks or military conflict could result in disruption of our business.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of our products to our customers, decreased sales of coal and extensions of time for payment of accounts receivable from customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any, or a combination, of these occurrences could have a material adverse effect on Shanxi Coal’s business, financial condition and results of operations.

Risks Relating to Doing Business in China

Our Chinese operations pose certain risks because of the evolving state of the Chinese economy, political, and legislative and regulatory systems. Changes in the interpretations of existing laws and the enactment of new laws may negatively impact our business and results of operation.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including its levels of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Doing business in China involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, expropriation and the potential for a reversal in economic conditions. Since the late 1970s, the Chinese government has been reforming its economic system. These policies and measures may from time to time be modified or revised. While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. Furthermore, while the Chinese government has implemented various measures to encourage economic development and guide the allocation of resources, some of these measures may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Also, since early 2004, the Chinese government has implemented certain measures to control the pace of economic growth including certain levels of price controls on raw coking coal. Such controls could cause our margins to be decreased. In addition, such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. Adverse changes in economic policies of the Chinese government or in the laws and regulations, if any, could have a material and adverse effect on the overall economic growth of China, and could adversely affect our business operations.

There are substantial uncertainties regarding the application of Chinese laws, especially with respect to existing and future foreign investments in China. The interpretation and application of existing Chinese laws, regulations and policies, and the stated positions of the Chinese authorities may change and possible new laws, regulations or policies will impact our business and operations. For example, due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that tax authorities in China may challenge the transfer prices that we have used for related party transactions among our entities in China in the future. Because of the evolving nature of the law, it will be difficult for us to manage and plan for changes that may arise. Our business is and will continue to be subject central, provincial, local and municipal regulation and licensing in China. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process. Compliance with foreign country laws and regulations affecting foreign investment, business operations, currency exchange, repatriation of profits, and taxation, will increase the risk of investing in our stock.

We may have to incur unanticipated costs because of the unpredictability of the Chinese legal system.

The Chinese legal system has many uncertainties. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our industry is heavily regulated and we may not be able to remain in compliance with all such regulations and we may be required to incur substantial costs in complying with such regulation.

We are subject to extensive regulation by China’s Mining Ministry, and by other provincial, county and local authorities in jurisdictions in which our products are processed or sold, regarding the processing, storage, and distribution of our product. Our processing facilities are subject to periodic inspection by national, province, county and local authorities. We may not be able to comply with current laws and regulations, or any future laws and regulations. To the extent that new regulations are adopted, we will be required to adjust our activities in order to comply with such regulations. We may be required to incur substantial costs in order to comply. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material and adverse effect on our business, operations and finances. Changes in applicable laws and regulations may also have a negative impact on our sales. Certain of our contracts with customers permit the customers to terminate the contract in the event of changes in regulations affecting the industry that increase the price of coal beyond specified limits.

The government regulation of our operations imposes additional costs on us, and future regulations could increase those costs or limit our ability to explore and produce raw coal and to crush, clean and process coking coal. China’s central, provincial and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. We are required to prepare and present to China’s central, provincial and local authorities data pertaining to the effect or impact that any proposed processing of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement, expansion or continuation of our coal processing operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially and adversely affect our operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us and our customers to change operations significantly or incur increased costs. Certain sales agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

It will be difficult for any shareholder of our company to commence a legal action against our executives. Other than the stock of our subsidiaries, we have no assets in the United States.

We conduct substantially all of our operations through our control of Shanxi Coal. Shanxi Coal and substantially all of Shanxi Coal’s assets are located in Shanxi Province, China. Other than our stock in our direct subsidiary, Puda Investments Holding Limited, an International Business Company incorporated in the British Virgin Islands, we have no assets in the United States. In addition, all of our executive officers and some of our directors reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our senior executive officers and some of our directors, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgments of courts.

Restrictions on Chinese currency may limit our ability to obtain operating capital and could restrict our ability to move funds out of China and to pay dividends.

The Chinese currency, “Renminbi”, or “RMB”, is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support Shanxi Coal’s business operations in the future and could impair the ability of Shanxi Coal to pay dividends or other distributions to Puda. We rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. Shanxi Coal receives all of its revenues in Renminbi, which is not freely convertible into other foreign currencies. Under our current structure, our income is derived from payments from Shanxi Coal through Putai and BVI. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. Current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

In order to pay dividends, a conversion of Renminbi into U.S. dollar is required. Under current Chinese law, the conversion of Renminbi into foreign currency generally requires government consent. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon the ability of Shanxi Coal to meet its cash needs, and to pay dividends to Puda. However, Putai is presently classified as a wholly-owned foreign enterprise, or WFOE, in China that has verifiable foreign investment in China, funding having been made through an official Chinese banking channel. Because Putai qualifies for treatment as a WFOE, it can convert Renminbi, declare dividends and its funds can be repatriated to Puda in the United States under current laws and regulations in China, subject to limitations and restrictions imposed by Chinese laws, such as the SAFE notices issued by the State Administration of Foreign Exchange. However, the Chinese laws governing foreign currency exchange are evolving, and changes in such laws or their interpretation or application may adversely affect the ability to convert Renminbi, declare dividends and repatriate funds to the United States. Because our cash flow is dependent on dividend distributions from our subsidiaries in China, we may be restricted from distributing dividends to stockholders if we do not receive distributions of dividends from our subsidiaries.

We are subject to currency fluctuations from our Chinese operations and fluctuations in the exchange rate may negatively affect our expenses and results of operations, as well as the value of our assets and liabilities.

Effective July 21, 2005, The People’s Bank of China announced that the Renminbi exchange rate regime is reformed by moving from a fixed rate of exchange based upon the U.S. dollar to a managed floating exchange rate regime based upon market supply and demand of a basket of currencies. As of July 26, 2005, the exchange rate against the Renminbi was adjusted to 8.11 Renminbi per U.S. dollar from 8.28 Renminbi per U.S. dollar, which represents an adjustment of approximately two percent. As of December 31, 2009, the last trading day in 2009, Renminbi appreciated to approximately 6.8259 Renminbi per U.S. dollar.  It is expected that the revaluation of the Renminbi and the exchange rate of the Renminbi may continue to change in the future. Fluctuations in the exchange rate between the Chinese RMB and the United States dollar could adversely affect our operating results. Results of Shanxi Coal’s operations are translated at average exchange rates into United States dollar for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. We do not use hedging techniques to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock prices.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because our sole operating company, Shanxi Coal, is based in China, shareholders may have greater difficulty in obtaining information about Shanxi Coal on a timely basis than would shareholders of an entirely U.S.-based company. Shanxi Coal’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about Shanxi Coal from sources other than Shanxi Coal itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders. Shareholders will be dependent upon Shanxi Coal’s management for reports of Shanxi Coal’s progress, development, activities and expenditure of proceeds.

Climate change poses both regulatory and physical risks that could adversely impact our business, financial position, results of operations and liquidity.

Climate change could have a potential economic impact on us and climate change mitigation programs and regulations could increase our costs. Energy costs could be higher as a result of climate change regulations. Our costs could increase if utility companies pass on their costs, such as those associated with carbon taxes, emission cap and trade programs, or renewable portfolio standards. In addition, climate change may increase the frequency or intensity of natural disasters. As such, we cannot assure you that climate change will not adversely impact our business, financial position, results of operations and liquidity.

Risks Associated with this Offering and Our Common Stock

Our stock was historically very thinly traded and stockholders may not be able to liquidate their investment at all, or may only be able to liquidate the investment at a price less than the company’s value.

Our common stock was historically very thinly traded, and the price if traded may not reflect the value of our company.  Consequently, investors may not be able to liquidate their investment at all, or if they are able to liquidate it may only be at a price that does not reflect the value of the business.  Even if a more active market should develop, the price may be highly volatile.  Furthermore, if the price for our stock becomes lower, many brokerage firms may not be willing to effect transactions in the securities.  Even if an investor finds a broker willing to effect a transaction in our stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price.  In additional, many lending institutions will not permit the use of common stock like ours as collateral for any loans.

Our stock price has been extremely volatile and may continue to fluctuate significantly, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our common stock has been and may continue to be subject to significant daily fluctuations.  During the three months ended June 30, 2010, the closing sale prices of our ordinary shares on the NYSE Amex ranged from $7.33 to $11.3 per share.  Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of material customer agreements or acquisition, the operating and stock price performance of other companies that investors may deem comparable, new government restrictions or regulations and news reports relating to trends in our markets.  In addition, the stock market in general, and the market prices for China-related companies recently have experienced extreme volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Our stock prices could decrease if a substantial number of shares are sold under Rule 144.

A substantial number of Puda’s outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that non-affiliates may sell restricted securities without volume limitations or other requirements after having held the securities for six months. If a substantial number of shares of our stock are sold under the Rule 144 or other exemption, it could cause the price our stock to go down.

Our principal stockholders have the ability to exert significant control in matters requiring stockholder vote and could delay, deter or prevent a change in control of our company.

As of the date of this prospectus, Ming Zhao and Yao Zhao own in total approximately 47% of the Company’s outstanding shares, and upon the exercise of all of the outstanding warrants, they will own in total approximately 45% of our outstanding stock and, acting together, will be able to exert a significant degree of influence over our management and affairs and all actions requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. In addition, Delaware corporate law provides that certain actions may be taken by consent action of stockholders holding a majority of the outstanding shares. In the event that the requisite approval of stockholders is obtained by consent action, without any meeting of stockholders, dissenting or non-participating stockholders generally would be bound by such vote. Through their concentration of voting power, the Zhao brothers could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders. Accordingly, this concentration of ownership may harm the market price of our common stock. In addition, the interest of the Zhao brothers may not always coincide with the interest of the Company’s other stockholders. In deciding how to vote on such matters, the Zhao brothers may be influenced by interests that conflict with yours. You should not buy our common stock unless you are willing to entrust all aspects of operational control to Puda’s current management team.

Our principal stockholders have significant control over the company and may have conflicts of interest with the company.

Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us. First, the loan used to finance our recent facility expansions is held by Resources Group, a company which is owned by the Zhaos. It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default.  In addition, Putai owes Mr. Ming Zhao an principal amount of RMB240 million (US$35.2 million) plus quarterly interest pursuant to a loan agreement dated on May 7, 2010, which loan proceeds were used to increase Putai’s registered capital to the level required by the Shanxi government to be a coal mine consolidator. It could be in Mr. Ming Zhao’s economic interest to cause us to default on the loan as Mr. Zhao would be entitled to an additional 5% penalty interest on top of the 6% regular interest under the loan.  With the combined ownership of us by Mr. Ming Zhao and his brother Mr. Yao Zhao, and the position of Mr. Ming Zhao as our Chairman of the board, he can to a large extent control the actions which we take. Second, the Zhao brothers control the mine which is one of our raw coal suppliers. We currently secure raw coal from local Liulin County coal mines, including Jucai Coal, a coal mine that is 75% owned by Yao Zhao, Mr. Ming Zhao’s brother and a manager of the coal washing plants of Shanxi Coal. By limiting or eliminating our supply, the Zhao brothers, who control our coal mine supplies, could adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group. In addition, the Zhao brothers may declare dividends out of Shanxi Coal, in which they own 10% of the direct equity interest even though it would be in the interests of Puda for Shanxi Coal, to reinvest its profits into the business.

The conversion of outstanding derivative securities could cause your ownership in the company to be diluted and may decrease the value of your investment.

Outstanding derivative securities and current and future obligations to issue Puda’s securities to various parties may dilute the value of your investment. In November 2005, we issued warrants with 5 years term to certain investors.  For as long as the warrants are outstanding, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risks of ownership. This may have an adverse effect on the terms upon which we can obtain additional capital. It should be expected that the holders of such derivative securities would exercise or convert them at a time when we would be able to obtain equity capital on terms more favorable than the exercise or conversion prices provided by the warrants or options. There are no preemptive rights in connection with Puda’s common stock.

We do not intend to pay dividends in the foreseeable future.

In 2005, Shanxi Coal, our 90% subsidiary, declared dividends of $1,715,470, payable to Ming Zhao (80%) and Yao Zhao (20%), of which $543,470 was paid in 2005 and $1,172,000 was paid in October 17, 2008. In September 2008, Shanxi Coal declared RMB 8 million ($1,170,754) dividend to its shareholders, which has not been paid as of the date of this prospectus.  No dividend was declared in 2006, 2007, 2008 or 2009. We do not intend to pay any dividends in the foreseeable future. We do not plan on making any cash distributions in the manner of a dividend or otherwise. Our board of directors presently intends to follow a policy of retaining earnings, if any.

The Company has the right to issue additional common stock and preferred stock without the consent of shareholders. This would have the effect of diluting your ownership in the company and could decrease the value of your stock.

There are additional authorized but unissued shares of our common stock that may be later issued by our board of directors for any purpose without the consent or vote of the stockholders that would dilute a stockholder’s percentage ownership of the company.

In addition, our certificate of incorporation authorizes the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the board of directors. While no preferred stock is currently outstanding or subject to be issued, the certificate of incorporation has authorized issuance of up to 5,000,000 shares of preferred stock in the discretion of the board of directors. Such preferred stock may be issued upon filing of amended certificate of incorporation and the payment of required fees; no further shareholder action is required. If issued, the rights, preferences, designations and limitations of such preferred stock would be set by the board of directors and could operate to the disadvantage of the outstanding common stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation.

We may be subject to regulatory scrutiny and sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to our internal controls over financial reporting and/or we have material internal control weaknesses which may result in material financial reporting errors.

Section 404 of the Sarbanes Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting beginning with our Annual Report filed for a fiscal year ending on or after December 15, 2007 and have our independent registered public accounting firm attest to such evaluation for fiscal years ending on or after June 15, 2010.  Compliance with these requirements can be expensive and time consuming. While we believe that we met and will continue to be able to meet the applicable deadlines, no assurance can be given that we will meet the required deadlines in future years.  If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation when we are required to have such attestation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes.  General corporate purposes may include operating expenses, acquisitions, investments, repayment of debt, capital expenditures, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement.  We may invest the net proceeds temporarily until we use them for their stated purposes.

DESCRIPTION OF THE COMMON STOCK AND PREFERRED STOCK WE MAY OFFER

The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities but is not complete.  For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and bylaws that are incorporated by reference into the registration statement which includes this prospectus and, with respect to preferred stock, the certificate of designation which will be filed with the Securities and Exchange Commission for each series of preferred stock we may designate, if any.  We also refer you to the description of our common stock and preferred stock set forth in our Registration Statement on Form 8-A filed with the SEC on September 16, 2009.

We will describe in a prospectus supplement the specific terms of any common stock or preferred stock we may offer pursuant to this prospectus.  If indicated in a prospectus supplement, the terms of such common stock or preferred stock may differ from the terms described below.

Common Stock

Under our certificate of incorporation we may issue up to 150,000,000 shares of common stock, par value $0.001 per share.  As of August 10, 2010, we had 20,284,737 shares of common stock issued and outstanding.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.  Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose.  In the event of liquidation, dissolution or winding up of Puda, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock.  The common stock has no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions applicable to the common stock.  The outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on the NYSE Amex under the symbol “PUDA.”  The transfer agent and registrar for our common stock is Fidelity Transfer Company.

Preferred Stock

Under our certificate of incorporation we may issue up to 5,000,000 shares of preferred stock, par value $0.01 per share.  No shares of preferred stock or options to purchase preferred stock are currently outstanding.  Our board of directors has the authority, without further action by the stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series.  The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.  The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series.  Any or all of the rights of the preferred stock may be greater than the rights of the common stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Puda without further action by the stockholders.  The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock.  In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval.  These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.  In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Puda and the removal of incumbent officers and directors more difficult.  These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Puda to negotiate with us first.  We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Puda outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware general corporation law.  In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.  Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.  Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock.  These provisions may have the effect of delaying, deferring or preventing a change in control of Puda without further action by the stockholders.

Our certificate of incorporation sets forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

DESCRIPTION OF THE WARRANTS WE MAY OFFER

We may issue warrants, including warrants to purchase common stock, preferred stock, units or any combination of the foregoing.  Warrants may be issued independently or together with any securities and may be attached to or separate from the securities.  The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF THE UNITS WE MAY OFFER

This section outlines some of the provisions of the units and the unit agreements. This information may not be complete in all respects and is qualified entirely by reference to the unit agreement with respect to the units of any particular series. The specific terms of any series of units will be described in the applicable prospectus supplement. If so described in a particular supplement, the specific terms of any series of units may differ from the general description of terms presented below.

We may issue units comprised of shares of common stock, shares of preferred stock, warrants and other securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement;

•	the price or prices at which such units will be issued;

•	the applicable U.S. federal income tax considerations relating to the units;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any other terms of the units and of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Preferred Stock,” “Description of Common Stock” and “Description of Warrants” will apply to the securities included in each unit, to the extent relevant.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the applicable prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the applicable prospectus supplement.

The following provisions will generally apply to all unit agreements unless otherwise stated in the applicable prospectus supplement.

Modification Without Consent

We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity; any provisions of the governing unit agreement that differ from those described below;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

Modification With Consent

We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•
impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•
reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

 Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	If the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•
If the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document.

In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified Under Trust Indenture Act

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act with respect to their units.

Mergers and Similar Transactions Permitted; No Restrictive Covenants or Events of Default

The unit agreements will not restrict our ability to merge or consolidate with, or sell our assets to, another corporation or other entity or to engage in any other transactions. If at any time we merge or consolidate with, or sell our assets substantially as an entirety to, another corporation or other entity, the successor entity will succeed to and assume our obligations under the unit agreements. We will then be relieved of any further obligation under these agreements.

The unit agreements will not include any restrictions on our ability to put liens on our assets, including our interests in our subsidiaries, nor will they restrict our ability to sell our assets. The unit agreements also will not provide for any events of default or remedies upon the occurrence of any events of default.

Governing Law

The unit agreements and the units will be governed by New York law.

Form, Exchange and Transfer

We will issue each unit in global—i.e., book-entry—form only. Units in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the units represented by the global security. Those who own beneficial interests in a unit will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. We will describe book-entry securities, and other terms regarding the issuance and registration of the units in the applicable prospectus supplement.

Each unit and all securities comprising the unit will be issued in the same form.

If we issue any units in registered, non-global form, the following will apply to them.

The units will be issued in the denominations stated in the applicable prospectus supplement. Holders may exchange their units for units of smaller denominations or combined into fewer units of larger denominations, as long as the total amount is not changed.

•
Holders may exchange or transfer their units at the office of the unit agent. Holders may also replace lost, stolen, destroyed or mutilated units at that office. We may appoint another entity to perform these functions or perform them ourselves.

•
Holders will not be required to pay a service charge to transfer or exchange their units, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may also require an indemnity before replacing any units.

•
If we have the right to redeem, accelerate or settle any units before their maturity, and we exercise our right as to less than all those units or other securities, we may block the exchange or transfer of those units during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any unit selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any unit being partially settled. We may also block the transfer or exchange of any unit in this manner if the unit includes securities that are or may be selected for early settlement.

Only the depositary will be entitled to transfer or exchange a unit in global form, since it will be the sole holder of the unit.

Payments and Notices

In making payments and giving notices with respect to our units, we will follow the procedures as described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods.  The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to Puda, any underwriting discounts and other items constituting underwriters’ compensation, and initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

In the event any underwriter, broker-dealer or agent that is a member of the Financial Industry Regulatory Authority, Inc., or FINRA, participates in a public offering of the securities that are the subject of this prospectus, the maximum commission or discount to be received by any such FINRA member or independent broker-dealer will not be greater than 8% of the gross offering proceeds from securities offered with this prospectus.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal, at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on NYSE Amex. Any common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on NYSE Amex, subject to official notice of issuance. Any underwriters to whom securities are sold by Puda for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on NYSE Amex.

LEGAL MATTERS

The validity of the securities to be issued pursuant to this prospectus will be passed upon by Goodwin Procter LLP, New York, New York, counsel to Puda.

EXPERTS

The consolidated financial statements and supplementary consolidated financial statements of Puda as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, incorporated in this document by reference to the Annual Report on Form 10-K of Puda for the year ended December 31, 2009, have been so incorporated in reliance on the reports of Moore Stephens, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s World Wide Web site at http://www.sec/gov. We maintain a website at www.pudacoalinc.com. Our website and the information contained therein or connected thereto are not intended to be incorporated into this registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 for so long as this Registration Statement remains effective.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010

3.	Our current Reports on Form 8-K, filed with the SEC on May 12, May 13, May 17, May 25, July 1, and August 5, 2010.

4.	The description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on September 16, 2009.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. You should direct any requests for documents to Qiong (Laby) Wu, Chief Financial Officer, 426 Xuefu Street, Taiyuan, Shanxi Province, The People’s Republic of China 030006, telephone: 011 86 351 228 1302.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Registrant in connection with the offerings described in this registration statement.  In addition to the costs and expenses set forth below, we will pay any selling commissions and brokerage fees and any applicable taxes and fees and disbursements (“Sales Fees”) with respect to securities registered by this prospectus which we may sell, but these fees cannot be predicted with any certainty at this time due to the uncertainty as to the number of such securities.  All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$6,417
Legal fees and expenses	$50,000
Accounting fees and expenses	$20,000
Financial printers fees and expenses	$5,000
Miscellaneous expenses	5,000

Total	$86,417

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).  Article VII of the Registrant’s bylaws authorizes indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL.

The Registrant has also entered into agreements with its directors and certain officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.  The Registrant maintains liability insurance for the benefit of its directors and certain of its officers.

The above discussion of the DGCL and of the Registrant’s bylaws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, certificate of incorporation, bylaws and indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

Exhibits

1.1	Form of Equity Underwriting Agreement*
3.1	Certificate of Incorporation**
3.2	Bylaws**
4.1	Form of Certificate of Designation for the preferred stock (together with preferred stock certificate)*
4.2	Form of Warrant Agreement (together with form of Warrant Certificate)*
4.3	Form of Unit Agreement (together with form of Unit Certificate)*
5.1	Opinion of Goodwin Procter LLP
12.1	Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Moore Stephens, Independent Accountants
23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page)

*	To be filed by a report on Form 8-K pursuant to Item 601 of Regulation S-K.

**	Incorporated herein by reference to incorporated herein by reference to our Current Report on Form 8-K filed with the SEC on July 8, 2009.

Item 17.  Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act,

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)            That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)            Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2)            Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned Registrant;

(3)            The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)           Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(c)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)           The undersigned Registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Puda Coal, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Taiyuan, Shanxi Province, China, on August 17, 2010.

PUDA COAL, INC.

By:	/s/ Qiong Wu
Qiong Wu
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Liping Zhu and Qiong Wu, and each of them, as his true and lawful attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Liping Zhu	Chief Executive Officer (Principal	August 17, 2010
Liping Zhu	Executive Officer) and Director

/s/ Qiong Wu	Chief Financial Officer (Principal	August 17, 2010
Qiong Wu	Financial and Accounting Officer)

/s/ Ming Zhao	Chairman of Board	August 17, 2010
Ming Zhao

/s/ Jianfei Ni	Director	August 17, 2010
Jianfei Ni

/s/ C. Mark Tang	Director	August 17, 2010
C. Mark Tang

/s/ Lawrence Wizel	Director	August 17, 2010
Lawrence Wizel

INDEX TO EXHIBITS

Exhibits

1.1	Form of Equity Underwriting Agreement*
3.1	Certificate of Incorporation**
3.2	Bylaws**
4.1	Form of Certificate of Designation for the preferred stock (together with preferred stock certificate)*
4.2	Form of Warrant Agreement (together with form of Warrant Certificate)*
4.3	Form of Unit Agreement (together with form of Unit certificate)*
5.1	Opinion of Goodwin Procter LLP
12.1	Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Moore Stephens, Independent Accountants
23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page)

*	To be filed by a report on Form 8-K pursuant to Item 601 of Regulation S-K.

**	Incorporated herein by reference to incorporated herein by reference to our Current Report on Form 8-K filed with the SEC on July 8, 2009.